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EXHIBIT 99.(a)(3)                                                 EXHIBIT (a)(3)

                 [LOGO OF EQUITY RESIDENTIAL PROPERTIES HERE]

                                October 6, 1999

TO:UNITHOLDERS OF CENTURY PROPERTIES GROWTH FUND XXII
SUBJECT: OFFER TO PURCHASE UNITS FOR $500 PER UNIT IN CASH


   As described in the enclosed Offer to Purchase and related Letter of Transmittal (collectively, the "Offer"), ERP OPERATING LIMITED PARTNERSHIP (the "Purchaser") is offering to purchase up to 82,484 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES GROWTH FUND XXII, a California limited partnership (the "Partnership") at a purchase price equal to:

                                 $500 per Unit

   The Purchaser is in the business of acquiring, owning and operating multi-family properties. It currently controls 686 multi-family properties in 33 states, consisting of 194,168 units.

   The Offer provides Unitholders with an opportunity to liquidate all, or a portion of, its investment in CENTURY PROPERTIES GROWTH FUND XXII.

   If a Unitholder elects to tender its Units, it will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses incurred in connection with the Offer.

   Please consider the following additional points in evaluating the Offer:

  . FAST, COMMISSION-FREE SALE. The Offer provides a Unitholder with the opportunity to sell its Units without the commission costs (generally, up to 10% of the sales price, subject to a $150-$200 minimum commission per trade) paid by the seller in typical secondary market sales. With secondary market matching services, the process to sell the Units will not even begin until an interested buyer can be found, which cannot be assured and can take days, weeks or even months.

  . ELIMINATION OF RETIREMENT ACCOUNT FEES. If a Unitholder sells its Units, 1999 could be the final year in which it would incur fees for its IRA or retirement account. Many custodians will not allow the transfer of limited partnership units into new retirement accounts. While many investors have consolidated their retirement accounts and taken advantage of custodial services offered through discount brokerage firms, they may have had to maintain separate retirement accounts for limited partnership units because of custodial restrictions on the transfer of such units. Once the Offer Price is sent directly to a Unitholder's retirement account, it is free to consolidate its retirement accounts or transfer the funds to a custodian that offers lower fees.

  . ELIMINATION OF K-1 TAX FILINGS. If a Unitholder sells its Units now, 1999 will be the final year for which it receives a K-1 tax form from the Partnership. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.

  . ILLIQUID UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market means the Units are difficult to sell.

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   After carefully reading the enclosed Offer, if you elect to tender your
Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the pink form) and any other documents required by the Letter of Transmittal, to the Depositary at:

By Hand or Overnight Courier:             By Mail:

MMS Escrow and Transfer Agency, Inc.      MMS Escrow and Transfer Agency, Inc.
1845 Maxwell St., Suite 101               P.O. Box 7090
Troy, MI 48084                            Troy, MI 48007-7090

By Facsimile: (248) 614-4536

   If you have any questions or need assistance, please call the Depositary at
(888) 292-4264.

             This Offer expires (unless extended) November 5, 1999